Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX REPORTS SECOND-QUARTER 2015 RESULTS

•	Controlling interest net income during the quarter increased 50% on a year-over-year basis and was the highest since the third quarter of 2009.

MONTERREY, MEXICO, JULY 22, 2015– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached US$3.8 billion during the second quarter of 2015, an increase of 5% on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, versus the comparable period in 2014. Operating EBITDA increased by 1% during the quarter to US$744 million versus the same period in 2014. On a like-to-like basis, operating EBITDA increased by 13% in the same period.

CEMEX’s Consolidated Second-Quarter 2015 Financial and Operational Highlights

•	The increase in consolidated net sales on a like-to-like basis was due to higher prices in our products, in local currency terms, in most of our operations, as well as improved volumes in most of our products in Mexico, the U.S., and our Northern Europe and Asia regions.

•	Operating earnings before other expenses, net, in the second quarter increased by 9%, to US$496 million.

•	Operating EBITDA increased by 1% to US$744 million or 13% on a like to like basis for the ongoing operations and for foreign exchange fluctuations during the second quarter of 2015 compared with the same period last year. The increase was mainly due to higher contributions from the U.S., Mexico and Asia region.

•	Operating EBITDA margin grew by 1.7 percentage points on a year-over-year basis reaching 19.4%.

•	Free cash flow after maintenance capital expenditures for the quarter was US$102 million, compared with US$63 million in the same quarter of 2014.

Fernando A. Gonzalez, Chief Executive Officer, said: “We are pleased with our results. Our controlling interest net income during the quarter was the highest in six years. In addition, our operating EBITDA grew by 13% on a like-to-like basis. This is the third quarter with double-digit, like-to-like growth in EBITDA.

On the financing side, we are pleased to announce that as of today we have commitments from 19 financial institutions to fully repay approximately US$1.94 billion outstanding under our Facilities Agreement maturing in February 2017. The new debt is expected to have a final amortization in 2020 and benefit from a lower interest rate, which is expected to initially represent savings in our financial expense of close to US$20 million annually.”

Consolidated Corporate Results

During the second quarter of 2015, controlling interest net income was US$114 million, an improvement of 50% over an income of US$76 million in the same period last year.

Total debt plus perpetual notes decreased by US$774 million during the quarter.

Geographical Markets Second-Quarter 2015 Highlights

Net sales in our operations in Mexico decreased 9% in the second quarter of 2015 to US$745 million, compared with US$816 million in the second quarter of 2014. Operating EBITDA increased by 4% to US$256 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$1,008 million in the second quarter of 2015, up 5% from the same period in 2014. Operating EBITDA increased 31% to US$156 million in the second quarter of 2015, from US$119 million in the same quarter of 2014.

In Northern Europe, net sales for the second quarter of 2015 decreased 21% to US$904 million, compared with US$1,138 million in the second quarter of 2014. Operating EBITDA was US$111 million for the quarter, 8% lower than the same period last year.

Second-quarter net sales in the Mediterranean region were US$409 million, 9% lower compared with US$449 million during the second quarter of 2014. Operating EBITDA decreased 25% to US$75 million for the quarter versus the comparable period in 2014.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$517 million during the second quarter of 2015, representing a decrease of 8% over the same period of 2014. Operating EBITDA decreased 10% to US$160 million in the second quarter of 2015, from US$178 million in the second quarter of 2014.

Operations in Asia reported an 11% increase in net sales for the second quarter of 2015, to US$177 million, versus the second quarter of 2014, and operating EBITDA for the quarter was US$45 million, up 34% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, expected refinancing of existing indebtedness and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.